SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated May 3, 2017, filed by the Company with the Bolsa de Comercio de Buenos Aires  and theComisión Nacional de Valores.

By letter dated May 3, 2017, the company reported that in order to supplement what was reported on April 10, 2017 regarding the stake of IDB Development Corporation Ltd ( "IDBD") in Clal Insurance Company Holdings Ltd. ("Clal"), as it was detailed in the Company's annual financial statements as of June 30, 2016 and its corresponding notes.

In this regard, it is reported that IDBD has agreed to a swap transaction for the sale of the 5% of Clal shares. The shares would be sold without any encumbrance to a banking institution at a price mutually determined by May 4, 2017. This request has the consent of the Trustee and includes a statement by the Commission of Capital Markets, Insurance and Savings of Israel, according to which this institution does not oppose the swap transaction.

Concurrently, IDBD entered into a swap agreement with the banking institution, under the terms of which IDBD will receive or pay the difference between the value of the sale of the shares as described above and the value of the future sale of these shares in 24 months. IDBD does not have the possibility to repurchase these shares.

IDBD is still evaluating courses of action in relation to the ruling of the District Court, with the possibility of filing an appeal.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: May 3, 2017